UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.1 )*

China Digital TV Holding Co., Ltd.

(Name of Issuer)

Ordinary shares, par value $0.0005 per share

(Title of Class of Securities)

16938G 107

(CUSIP Number)

Jianhua Zhu,

Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, 100085

People’s Republic of China

86-10-62971199

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jianhua Zhu
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,133,168 (1)
	8.	SHARED VOTING POWER 155,418 (2)
	9.	SOLE DISPOSITIVE POWER 12,133,168 (1)
	10.	SHARED DISPOSITIVE POWER 155,418 (2)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Represents: 9,273,393 Ordinary Shares and 2,859,775 American Depositary Receipts (“ADRs”), par value $0.0005 per share of China Digital TV Holding Co., Ltd. (the “Ordinary Shares”) held by Smart Live Group Limited (“Smart Live”), a company incorporated under the laws of British Virgin Islands. Smart Live is owned 100% by vote and value by Firstvision Limited, a company incorporated under the laws of the Commonwealth of the Bahamas. Firstvision Limited is owned 100% by vote and value by The Scott Zhu Trust which is an irrevocable trust valid under the laws of the Republic of Singapore. Mr. Jianhua Zhu (“Mr. Zhu”) is the Settlor of The Scott Zhu Trust. On May 3, 2017, Smart Live exercised 1,150,000 options to ADRs. Therefore the total number of ADRs that Smart Live held increased to 2,859,775.

(2) Represents 155,418 Ordinary Shares of the Issuer held by China Cast Investment Holdings Limited (“China Cast”). Each of Smart Live and Polar Light Group Limited (“Polar Light”) held 50% of the equity interest of China Cast. Mr. Zhu disclaims beneficial ownership of those shares held by China Cast except to the extent of the reporting person’s pecuniary interest therein.

CUSIP No. 16938G 107	13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Smart Live Group Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,133,168
	8.	SHARED VOTING POWER 155,418
	9.	SOLE DISPOSITIVE POWER 12,133,168
	10.	SHARED DISPOSITIVE POWER 155,418

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,210,877 (3)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 19.87% (4)
14.	TYPE OF REPORTING PERSON (see instructions) CO

(3) Represents (i) 9,273,393 Ordinary Shares and 2,859,775 ADRs held by Smart Live; (ii) 155,418 Ordinary Shares held by China Cast.

(4) The percentage used herein is calculated based upon 60,297,192 Ordinary Shares of the issuer that were issued and outstanding as of March 31, 2017 (as disclosed in the Issuer’s current report on Form 20-K filed with the Securities and Exchange Commission on April 21, 2017).

Item 1.  Security and Issuer.

This Amendment No. 1 to Schedule 13D (this “ Amendment No. 1 ”) hereby amends and supplements the statement on Schedule 13D filed with the U.S. Securities and Exchange Commission on November 15, 2013 (the “ Initial Filing ”) relates to the Ordinary Shares of China Digital TV Holding Co., Ltd., an exempted limited liability company organized under the laws of the Cayman Islands (the “Issuer”). The principal executive office of the Issuer is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.

Item 2.  Identity and Background.

This Statement is filed jointly by Smart Live and Mr. Zhu. The reporting persons are making this single, joint filing pursuant to the Joint Filing Agreement attached as Exhibit 99.1, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the reporting persons that a group exists.

The principal business of Smart Live is to hold the Ordinary Shares in the Issuer. The principal business of Firstvision Limited is to hold securities in Smart Live. The principal business of Credit Suisse Trust Limited is to act as the trustee for the The Scott Zhu Trust for the benefits of certain family members of Mr. Zhu.

The principal business address and the principal office address of Smart Live is Portcullis TrustNet Chambers, P.O. Box 3444, Road Town, Tortola, British Virgin Islands. The principal business address and the principal office address of Firstvision Limited is The Bahamas Financial Centre, Shirley and Charlotte Streets, P.O. Box N-3023, Nassau, Bahamas. The principal business address and the principal office address of Credit Suisse Trust Limited is 1 Raffles Link #05-02 Singapore 039393. The principal business address of Mr. Zhu is Jingmeng High-Tech Building B, 4th Floor, No. 5 Shangdi East Road, Haidian District, Beijing, China.

During the last five years, none of the reporting persons has been convicted in a criminal proceeding.

During the last five years, none of the reporting persons has been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The present principal occupation of Mr. Zhu is the chief executive officer and director of the Issuer. Mr. Zhu is a citizen of the People’s Republic of China.

Item 3.  Source or Amount of Funds or Other Consideration.

On April 25, 2017, Smart Live and Aurec Capital Ltd. (the “Aurec Capital”) entered into a Share Purchase Agreement (the “SPA”). Pursuant to the SPA, Smart Live agreed to purchase an aggregate of 1,709,775 ADRs for an aggregate consideration of US$3,077,595.00 in cash, representing a per ADR price of US$1.80.

Smart Live will use available cash to purchase the above referenced shares, and no borrowed funds will be used in connection with such purchase.

The SPA is filed as Exhibit 99.2 hereto. Reference is made to such Exhibit for the complete terms of the SPA.

Item 4.  Purpose of Transaction.

The reporting persons agreed to purchase the ADRs of the Issuer referenced in Item 3 above from Aurec Capital because the reporting persons believe that the ADRs represented and continues to represent an attractive investment.

Except as set forth in this Schedule 13D, the reporting persons do not presently have any additional plans or proposals that relate to or would result in any of the transactions, events or actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

(a) As of the date hereof, Smart Live beneficially owns, in the aggregate, 12,210,877 Ordinary Shares, consisting of (i) 9,273,393 Ordinary Shares, (ii) 2,859,775 ADRs, and (iii) 155,418 Ordinary Shares of the Issuer held by China Cast, of which each of Smart Live and Polar Light owns 50% of the equity interest. The beneficially owned Ordinary Shares represent, in the aggregate, approximately 19.87% of the total number of outstanding Ordinary Shares of the Issuer. The percentage reported in this Schedule 13D is based upon the 60,297,192 Ordinary Shares of the Issuer that were issued and outstanding as of March 31, 2017 (as disclosed in the Issuer’s current report on Form 20-K filed with the Securities and Exchange Commission on April 21, 2017).

(b)

	No. of shares beneficially owned	% of shares beneficially owned	Shares subject to sole voting power	Shares subject to shared voting power	Shares subject to sole dispositive power	Shares subject to shared dispositive power
Mr. Zhu	0	0	12,133,168	155,418	12,133,168	155,418
Smart Live	12,210,877	19.87%	12,133,168	155,418	12,133,168	155,418

(c) See Item 3 above.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Share Purchase Agreement

The SPA provides that Aurec Capital sells to Smart Live an aggregate amount of 1,709,775 ADRs of the Issuer for an aggregate consideration of US$3,077,595.00 in cash, representing a per ADR price of US$1.80.

Item 7.  Material to Be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement, dated May 4, 2017, by and among the reporting persons.

Exhibit 99.2 Share Purchase Agreement, dated April 25, 2017, between Smart Live and Aurec Capital.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 4, 2017

JIANHUA ZHU

/s/ Jianhua Zhu

SMART LIVE GROUP LIMITED

/s/ Jianhua Zhu Jianhua Zhu Director

Exhibit Index

Exhibit 99.1 Joint Filing Agreement, dated May 4, 2017, by and among the reporting persons.

Exhibit 99.2 Share Purchase Agreement, dated April 25, 2017, between Smart Live and Aurec Capital.